Nationwide and MSSB Ink SALB Deal

By Kerry Pechter   *Wed, Aug 05, 2009*

A Nationwide income guarantee will be offered to Morgan Stanley Smith Barney's "Select" UMA holders. The wirehouse expects to use up the initial $250 million capacity in six months.



Eric Henderson

Nationwide Life Insurance has inked a deal to add a guaranteed lifetime withdrawal benefit (GLWB) rider to certain universal managed accounts (UMAs) at Morgan Stanley Smith Barney (MSSB), the mega-brokerage formed as a joint venture by Morgan Stanley and Citigroup this year.

Select Retirement, as Nationwide's GLWB is called, can be applied to assets in MSSB's Select UMA, a product launched by Smith Barney in April 2008. All 18,444 of MSSB's "global representatives" will be able to sell Select UMA with the rider when the two firm's brokerage platforms are integrated.

The initial rider capacity will be $250 million, an MSSB spokesperson told RIJ, which suggests that this is a toe-in-the-water project for Morgan Stanley. MSSB manages $1.42 trillion, with $325 billion in fee-based accounts, according to Morgan Stanley's second quarter earnings report. As of last March, $5.5 billion of that was in Select UMA accounts.

Mindful of industry-wide GLWB losses in the past year, Nationwide is managing risk by limiting the size of the book of business, capping equity allocations at 50%, reserving the right to raise rider fees, and counting all withdrawals during accumulation period against the guaranteed income base.

Marc Brookman, managing director, product development and management at MSSB, told RIJ that Smith Barney began researching an income option for managed accounts about three years ago and considered several insurance partners before choosing Nationwide.

"Nationwide was the one that wanted to build this with us," he said. "They'd never done anything like this before. We were working on this before the Lockwood product came out"—a reference to the Phoenix Companies' rider for Lockwood Advisors' managed accounts that was launched at the end of 2007.

 "This appeals to a majority of our money managers. A lot of advisors just don't like annuities, but this is a very different sale from a VA," Brookman said. With Select Retirement, "we're not competing with annuities, we're complementing annuities. We think we'll run through the $250 million in the first six months," he added, noting that York University retirement income expert Moshe Milevsky is helping MSSB give presentations about the rider to its brokers all over country.

Two for the price of one

Nationwide said it first spoke with Smith Barney about applying a so-called stand-alone living benefit (SALB) rider to wrap accounts in mid-2008. The deal has been no great secret. But the dimensions of the partnership grew substantially when beleaguered Citigroup, desperate for cash, sold 51% of Smith Barney to Morgan Stanley for $2.7 billion and created the MSSB joint venture.

Smith Barney had been ailing. It has suffered severe asset and advisor attrition, as advisors and brokers fled Citigroup, which needed $45 billion in Troubled Assets Relief Program (TARP) assets to survive. "Advisors are, now more than ever, looking for a stable [broker/dealer]. They're not finding it at Smith Barney right now," a recruiter told *Registered Rep* magazine last spring.

Morgan Stanley has had problems of its own. It disappointed analyst expectations in the second quarter with a $159 million loss on continuing operations—mainly because credit default spreads improved and because it paid back a $10 billion TARP loan. "[We] would have been solidly profitable this quarter if not for these two positive developments," said chairman and CEO John J. Mack in a July 21 statement.

In any case, Nationwide now has a much bigger SALB partner than it initially bargained for. According to Cerulli Associates, MSSB suddenly ranks second among mega-brokerages, between Wells Fargo/Wachovia Securities, which had

21,073 brokerage reps, and Bank of America/Merrill Lynch, which had 17,978 at the end of 2008.

"We were going with a big dog as it was and this makes it a bigger dog in terms of how much they manage," said Eric Henderson, senior vice president of the Individual Investments Group at Nationwide Financial. "The key was integrating the plumbing at Nationwide and Smith Barney. We told the advisors, 'You can keep doing what you're doing. But now you have the option of lifetime income.'

"Everything else is the same," he added. "That's key to the success of the venture. So far it's been very well received. Smith Barney has been having meetings with large groups of advisors to roll this out. The reaction has been very positive. In general, the economic events of the last nine months have made people value guarantees more."

A cap at 50% equities

Although Nationwide filed the rider with the SEC as a fixed income annuity, it's actually a GLWB, Henderson said. The rider guarantees a 5% annual roll-up during accumulation and a 5% annual payout rate starting at age 65 (4% from ages 55 to 64). Purchasers must be ages 45 to 7. The minimum account value is $50,000. In contrast to past GLWB riders, any withdrawals from the account balance during accumulation—not just withdrawals in excess of the roll-up—proportionally reduce the guaranteed income base.

Because the managed account itself carries an advisory fee and fund management expenses, Nationwide earns only a rider fee on the deal, while MSSB charges wrap account and investment fees. The rider fee is currently 1.00% for one person and 1.30% for the spousal continuation option, but can rise as high as 1.45% for one person and 1.75% for two, according to the prospectus.

The equity exposure in the approved investment portfolios is capped at 50%. Managed account owners can choose among several "eligible portfolios," including 0%, 25%, 40% or 50% equities. Nationwide reserves the right to limit the investment options further-or relax them.

"This is the deal today," Henderson said. "If the market continues to get better, we can change it. What we're going out with reflects where the market is right now."

If the managed account value ever drops to $10,000 during the payout stage, the assets are applied to the purchase of a fixed income annuity that continues making payments to the managed account owner or to his or her beneficiaries until the assets are disbursed.

"We are dealing with a company that has significant managed account money and who was open and excited about doing something about this," Henderson said.

"[Nationwide and Smith Barney] had similar visions of the movement to fee-based advisory relationships. This was an opportunity to go with a big partner who sees the same thing we do." "It's based on Smith Barney's underlying investments. We did not change any of them. We're just wrapping our insurance around it."

According to a report last spring from Strategic Insight, at the end of 2008, "the managed money industry had nearly $1.4 trillion in assets under management, with $389 billion of that in managed portfolios (investing in either mutual funds or ETFs)… there are around $700 billion of assets already in place that could have a guarantee added with no change in assets."

Free planning tool for advisors

In another part of Nationwide's retirement business, the company began offering a free income planning program called **Retire**_Sense_ to financial professionals. The program divides retirement into five segments, each invested differently and each earmarked to provide risk-free income for a five-year period during retirement.

Retire_Sense_ appears to be a variation of the time-honored "bucket method" of income planning, which has been formalized in products such as Wealth2k's Income for Life Model, which uses six income/investment segments. "The development of **Retire**_Sense_ has been a three-year long process and we did extensive competitor analysis," said Nationwide spokesman Jeff Whetzel.

"The strategy is customized for the client through the use of the **R-Income**_Analyzer_, a proprietary investment analysis tool that runs simulations, calculates the amount of money suggested for each investment and performs a statistical analysis that presents the likelihood of meeting specific income needs in retirement if certain types of suggested investments are made," Nationwide said in a release.

Nationwide has filed a registration statement (including a prospectus) with the SEC for Select Retirement. The product prospectus can be obtained by writing to Nationwide Life Insurance Company, P.O. Box 182021, Columbus, OH 43218-2021, calling 1-877-877-4217 or by visiting nationwide.com/selectretirement. Before investing, please read the prospectus in that registration statement and other documents Nationwide has filed with the SEC for more complete information. You may also get the prospectus and other documents for free by visiting EDGAR on the SEC website at www.sec.gov